

January 23, 2013

VIA E-Mail
Mr. David E. Snyder
Chief Financial Officer
KBS Strategic Opportunity REIT, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

    Re: **KBS Strategic Opportunity REIT, Inc.**
              Form 10-K for the year ended December 31, 2011
              Filed on March 13, 2012
              File No. 000-54382

Dear Mr. David E. Snyder:

We have reviewed your response letter dated January 10, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Note 5 – Real Estate Loans Receivable, pages F-23 – F-24

1.   We note your response to comment three. We do not agree with your conclusion that a loan cannot be in economic substance an investment in real estate unless the lender participates in residual profit. As noted in SAB Topic 1I the analysis must be based on all the facts and circumstances of the individual arrangements. Please provide us a revised analysis that addresses other relevant factors at the time you acquired each non-performing loan such as the amount of borrower equity in the property at the time, the recourse nature of the loan, and your expectations as to whether the borrower would make payments of interest and principal in accordance with the term of the loan. Alternatively, to the extent you believe that even if the loans were in economic

substance an investment in real estate they did not exceed the 10% significance threshold, please provide us an analysis showing the amount invested in each non-performing loan and the greater of (i) the amount of proceeds you expected to raise in the offering and (ii) your total assets, including proceeds raised, at the date of acquisition. If you conclude the loan acquisitions were material at the 10% significance threshold, but that Rule 8-06 financial statements were not relevant because there was no rental history or no relevant rental history, please provide us this analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief